

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2015

Via E-mail
Mr. Peter J. Lee
Chief Financial Officer
Golden River Resources Corporation
Level 8, 580 St Kilda Road Melbourne
Victoria, 3004
Australia

>   Re: **Golden River Resources Corporation**
>   **Form 10-K for the Fiscal Year Ended June 30, 2014**
>   **Filed November 28, 2014**
>   **File No. 000-16097**

Dear Mr. Lee:

We have reviewed your filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Forms 10-Q for the Quarters Ended December 31, 2014 and March 31, 2015

General

1.   You have not filed your quarterly reports on Form 10-Q for the quarters ended December 31, 2014 and March 31, 2015. Please file these and any other periodic filings that are required to be filed. Please also briefly tell us the nature of the delay and your expected timing for making these filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact James Giugliano at (202) 551-3319, or Linda Cvrkel at (202) 551-3813, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkinis

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining